[eCost.com Letterhead]

July 13, 2005

Via Facsimile, EDGAR and U.S. Mail

Securities and Exchange Commission

Division of Corporation Finance

Station Place, 100 F Street, N.E.

Mail Stop 03-08

Washington, D.C. 20549

Attention:	William Choi
Scott Ruggiero

Re:	eCOST.com, Inc.
Form 10-K for the fiscal year ended December 31, 2004
File No. 0-25790

Dear Mr. Choi:

On behalf of eCOST.com, Inc. (the “Company”), we are responding to your follow up letter dated July 8, 2005 from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filing. The Company’s response to the Staff’s comment is indicated below, directly following the restatement of the relevant comment in bold, italicized type.

Form 10-K for the fiscal year ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Contractual	Obligations, page 47

1.	We note your response to our prior comment number 4. However, we are not in a position to agree with your interpretation of Regulation S-K, Item 303(a)(5)(ii)(D). We believe that employment agreements meet the definition of a purchase obligation which is “an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms.” We advise you that we similarly believe material funding requirements for pensions and other post employment benefits should be included in the table of contractual obligations. Therefore, we believe that you should include all material employment agreements in your contractual obligations table in future filings. If the employment contracts are subject to variable compensation

Securities and Exchange Commission

July 13, 2005

Page Two

provisions, then you should provide estimates of the payments due and include footnotes to inform investors of the payments that are subject to variability, if that information is material to investors. In addition, the footnotes should discuss any material termination or renewal provisions to the extent necessary for an understanding of the timing and amount of your payments.

Response: The Staff’s comments and interpretation of Item 303(a)(5)(ii)(D) are duly noted. In future filings, we will include in the table of contractual obligations all items that fall within the categories specified in Item 303(a)(5) of Regulation S-K, including material financial commitments under employment agreements and any material funding requirements in respect of pensions and other post employment benefits.

We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct your questions or comments to the undersigned at (310) 225-5025 or Craig S. Mordock of Morrison & Foerster LLP at (949) 251-7156.

Very truly yours,

eCOST.com, Inc.

By:	/s/ Elizabeth S.C.S. Murray
Elizabeth S.C.S. Murray
Chief Financial Officer

cc:	Craig S. Mordock
Morrison & Foerster LLP